FLOWSTONE OPPORTUNITY FUND

Exhibit 99(a)(1)(vi)

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$32,355,517	$0.0001476	$4,775.67
Fees Previously Paid	—		—
Total Transaction Valuation	$32,355,517
Total Fees Due for Filing			$4,775.67
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$4,775.67